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                             September 19, 2023

       Rajeev Goel
       Chief Executive Officer
       PubMatic, Inc.
       601 Marshall Street
       Redwood City, CA 94063

                                                        Re: PubMatic, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed on February
28, 2023
                                                            Form 8-K Furnished
on August 8, 2023
                                                            File No. 001-39748

       Dear Rajeev Goel:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 49

   1. Please describe for us the compensation arrangements related to the Martin acquisition.
                                                        Tell us how you
determined it is appropriate to exclude such cash compensation from your non-GAAP measures,
as it appears to be tied to continued employment of key
                                                        employees. Clarify how
such compensation differs from compensation paid to other
                                                        employees and
management. Refer to Question 100.01 of the non-GAAP C&DIs.
 Rajeev Goel
FirstName LastNameRajeev Goel
PubMatic, Inc.
Comapany 19,
September  NamePubMatic,
               2023       Inc.
September
Page 2    19, 2023 Page 2
FirstName LastName
Form 8-K Furnished on August 8, 2023

Exhibit 99.1, page 1

2. We note that you present non-GAAP adjusted EBITDA margin without disclosing the most directly comparable GAAP measure. Please revise future filings to present net income (loss) margin with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of
         Regulation S-K and Question 102.10(a) of the Non-GAAP C&DIs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Christine
Dietz, Senior Staff Accountant at 202-551-3408 if you have any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology